Exhibit 99.1

Exhibit 99.1

FIRST HALF HIGHLIGHTS

Total subscription revenue R401 million ($39.7 million)

Total vehicles under subscription over 404,000

Total revenue

R613 million ($60.7 million)

Adjusted EBITDA

R132 million ($13.1 million)

Cash generated from operations R101 million ($10.0 million)

The Company raised R650 million ($65.5 million) in proceeds before expenses through an initial public offering of ADRs on the NYSE.

COMMENTARY

MiX Telematics announces financial results for second quarter and first half of fiscal year 2014

References in this announcement to “R” are to South African rand and references to “U.S. dollars” and “$” are to United States dollars. Unless otherwise stated MiX Telematics has translated U.S. dollar amounts from South African rand at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013.

Second Quarter Highlights:

Total subscription revenue of R207 million ($20.5 million), grew over 25% year on year

Total vehicles under subscription increased by 28% year over year, bringing the total to over 404,000 subscribers at September 30, 2013

Total revenue of R315 million ($31.2 million), grew 11% year over year

Adjusted EBITDA of R67 million ($6.6 million), representing a 21% Adjusted EBITDA margin

In August 2013, the Company raised R650 million ($65.5 million) in proceeds before expenses through the initial public offering of ADRs on the NYSE

Company raises guidance for subscription revenue and reiterates guidance for total revenue, Adjusted EBITDA and earnings per share for the full year fiscal 2014.

Midrand, South Africa, Nov. 7, 2013 – MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal year 2014, each of which ended September 30, 2013.

“We are pleased to report strong second quarter results, which were highlighted by 25% subscription revenue growth and over 27,000 subscriber additions that pushed our total subscriber base over the 400,000 milestone,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Adoption of both fleet and consumer products is increasing in our target markets, and MiX Telematics is well positioned to be a prime beneficiary of growth opportunities as we have already achieved meaningful scale, built a global distribution network, and offer scalable, state-of-the-art solutions that yield a powerful return on investment.”

Financial Performance for the three months ended September 2013

Revenue: Total revenue was R315.0 million ($31.2 million), an increase of 10.9% compared to R284.0 million ($28.1 million) for the second quarter of fiscal year 2013. Subscription revenue was R207.1 million ($20.5 million), an increase of 25.5% compared with R165.0 million ($16.3 million) for the second quarter of fiscal year 2013. This was driven primarily by an increase of over 89,000 vehicles under subscription since the end of the second quarter of fiscal year 2013. Hardware and other revenue was R107.9 million

($10.7 million), a decrease of 9.3% compared to R119.0 million ($11.8 million) for the second quarter of fiscal year 2013, when hardware revenues were elevated due to the upfront hardware purchases associated with two major contracts in the North American fleet solutions segment.

Gross Profit: Gross profit was R204.2 million ($20.2 million), an increase compared to R185.5 million ($18.4 million) for the second quarter of fiscal year 2013. Gross profit margin was 64.8%, compared to 65.3% for the second quarter of fiscal year 2013.

Operating Profit: Operating profit was R44.2 million ($4.4 million), representing an operating margin of 14.0% and compared to R41.6 million ($4.1 million) for the second quarter of fiscal year 2013 when the operating margin was 14.6%. The second quarter of fiscal year 2014 included additional investments in headcount, expenses incurred by the start-up operation in Brazil and non-recurring expenses of R8.5 million ($0.8 million) related to the initial public offering (“IPO”) of ADRs on the NYSE. These additional costs were partially offset by an unrealized foreign exchange gain of R10.5 million ($1.0 million) relating to the IPO proceeds, which are maintained in U.S. dollars and are therefore sensitive to R:$ exchange rate movements. The combination of these factors had a slightly dilutive effect on the quarter’s operating margin.

Profit for the period: Profit for the period was R30.3 million ($3.0 million), compared to R28.8 million ($2.9 million) in the second quarter of fiscal year 2013. Earnings per diluted ordinary share was 4 South African cents, consistent with the second quarter of fiscal year 2013.

MiX Telematics Unaudited Group consolidated interim financial results 2 for the period ended September 30, 2013

On a U.S. dollar basis, using the September 30, 2013 exchange rate of 10.1012 rands per U.S. dollar, and at a ratio of 25 ordinary shares to one ADR, profit for the period was $3.0 million, or 10 U.S. cents per diluted ADR.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R66.9 million ($6.6 million), a decrease of 3.5% compared to R69.3 million ($6.9 million) for the second quarter of fiscal year 2013. The Adjusted EBITDA margin for the second quarter of fiscal year 2014 was 21.2%, down from the 24.4% Adjusted EBITDA margin in the second quarter of fiscal year 2013 due primarily to increased operating costs as a result of an investment in headcount, as well as the impact of the expected losses incurred by the startup operation in Brazil. Operating profit was R44.2 million ($4.4 million) representing an operating margin of 14.0% and compared to R41.6 million ($4.1 million) for the second quarter of fiscal year 2013 when the operating margin was 14.6%. Adjusted EBITDA is defined as profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering costs, and unrealized foreign exchange gains/(losses).

A reconciliation of Adjusted EBITDA and Adjusted EBITDA margin for the three months ended September 30, 2013 and 2012 is provided in the financial tables that accompany this release.

Statement of Financial Position and Cash Flow: At September 30, 2013, MiX Telematics had R767.8 million

($76.0 million) of cash and cash equivalents, an increase from R150.3 million ($14.9 million) at June 30, 2013 due primarily to the R649.9 million ($65.5 million) in net proceeds (before expenses) raised from the IPO during the second quarter.

MiX Telematics generated R44.3 million ($4.4 million) in net cash from operating activities for the three months ended

September 30, 2013 and invested R32.8 million ($3.2 million) in capital expenditures during the quarter, leading to free cash flow of R11.5 million ($1.1 million) for the second quarter of fiscal year 2014, compared with free cash flow of R9.1 million ($0.9 million) for the second quarter of fiscal year 2013. Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

Financial Performance for the six months ended September 2013

Revenue: Total revenue for the first six months of fiscal year 2014 was R613.4 million ($60.7 million), an increase of 8.7% compared to R564.3 million ($55.9 million) for the first half of fiscal year 2013. Subscription revenue increased to R401.3 million

($39.7 million), up 23.7% from R324.4 million ($32.1 million) for the first half of last year. Subscription revenue growth was driven primarily by the increased number of vehicles under subscription since the first half of fiscal year 2013.

Operating Profit: Operating profit for the first six months of fiscal year 2014 was R80.3 million ($7.9 million), up from R76.3 million ($7.6 million) posted in the first half of last year. The operating margin for the first half of fiscal year 2014 was 13.1%, compared to the 13.5% posted in the first half of last year.

Adjusted EBITDA: Adjusted EBITDA was R132.1 million ($13.1 million) compared to R129.9 million ($12.9 million) in the first half of fiscal year 2013. The Adjusted EBITDA margin for the first half of this year was 21.5%, slightly below the 23.0% posted in the first half of fiscal year 2013, primarily due to increased operating costs as a result of an investment in headcount, as well as the impact of the expected losses incurred by the start-up operation in Brazil. Adjusted EBITDA is defined as profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering costs, and unrealized foreign exchange gains/(losses).

A reconciliation of Adjusted EBITDA and Adjusted EBITDA margin for the six months ended September 30, 2013 and 2012 is provided in the financial tables that accompany this release.

MiX Telematics Unaudited Group consolidated interim financial results 3 for the period ended September 30, 2013

Segment commentary for the six months ended September 2013

Regional performance

Africa: Total revenue from the Africa region represented 52.5% of our business for the first half of the fiscal year.

Africa consumer solutions: The Africa consumer business contributed 27.0% of the total revenue for the first half of the fiscal year. Subscribers under management grew 13.3% and subscription revenue growth was up approximately 10%. Adjusted EBITDA of R49.1 million ($4.9 million) grew 23.3% versus the comparative period last year. While total revenue was flat year over year, the first half of the fiscal year 2013 included R10.7 million ($1.1 million) of revenue related to connection incentive bonuses from our cellular network provider, which we opted to forgo from July 2012 in favor of lower data costs.

Africa fleet solutions: The Africa fleet business contributed 25.5% of total revenue and was up 16.6% compared to the prior fiscal year. At an Adjusted EBITDA level it grew 12.8% compared to the first half of fiscal year 2013 and posted a 29.9% margin.

Europe fleet solutions: The European business represented 11.2% of our total revenue for the first half of fiscal year 2014 and despite continuing economic headwinds in the region, grew subscribers by 14.6%. The restructuring actions undertaken in the first quarter contributed to Europe showing a small positive contribution at the Adjusted EBITDA level for the first half of fiscal year 2014.

North America fleet solutions: The Americas represented 10.2% of our total revenue. North American subscribers grew by 16.7% compared to the first half of fiscal year 2013. We believe the premium fleet market is highly under penetrated in the Americas, and are investing in sales and distribution capacity in the region. The region posted a loss of R2.1 million ($0.2 million) at the Adjusted EBITDA level.

Middle East and Australasia fleet solutions: The Middle East and Australasia region grew 42.5% year over year, and represented 25.1% of total first half revenue. The Adjusted EBITDA was flat primarily due to an investment in headcount and infrastructure necessary to support continued growth in this region.

Brazil fleet solutions: Our Brazil operation launched last quarter in São Paulo and showed modest revenue for the six month period. Brazil made an expected loss amounting to R5.4 million ($0.5 million) at the Adjusted EBITDA level and is not expected to break even for the current fiscal year.

International CSO fleet solutions and development: MiX International is a central services organization that wholesales our products and services to our regional operations and distributors who in turn, interface with our end-customers. MiX International showed growth both at the revenue and Adjusted EBITDA level.

Business Outlook

MiX Telematics has translated U.S. dollar amounts in this Business Outlook paragraph from South African rand at the exchange rate of R10.1658 per $1.00, which was the R:$ exchange rate reported by the South African Reserve Bank as of November 5, 2013.

Based on information as of today, November 7, 2013, the Company is issuing the following financial guidance for the full 2014 fiscal year:

Revenue – R1,270 million to R1,300 million ($124.9 million to $127.9 million), which would represent revenue growth of 8% to 11% compared to fiscal year 2013.

Subscription revenue – R825 million to R833 million ($81.2 million to $81.9 million), which would represent subscription revenue growth of 20% to 21% compared to fiscal year 2013.

Adjusted EBITDA – R270 million to R280 million ($26.6 million to $27.5 million).

Earnings per diluted ordinary share of 15 to 16 South African cents based on 770 million diluted ordinary shares in issue, an exchange rate of R10.1658 per $1 and based on an effective tax rate of 28% to 31%. At a ratio of 25 ordinary shares to one ADR, this equates to earnings per diluted ADR of 37 to 39 U.S. cents.

MiX Telematics Unaudited Group consolidated interim financial results 4 for the period ended September 30, 2013

For the third quarter of fiscal year 2014 the Company expects subscription revenue to be in the range of R209 million to R214 million

($20.6 million to $21.1 million) which would represent subscription revenue growth of 19% to 22% compared to the third quarter of fiscal year 2013.

The key assumptions used in deriving the forecast are as follows:

Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.

Costs have been increased to take into account the Company’s strategy of investing in sales and marketing and development and also include costs necessary to operate as a U.S. listed company.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the company’s ADRs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b) (ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b) (i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. Eastern Time (3:00 p.m. South African Time) today, November 7, 2013 to discuss the Company’s financial results and current business outlook.

The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.

To access the call, dial 1-888-500-6950 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-325-2495 (outside of the United States).

A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 1605602.

A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in 112 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Receipts are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

MiX Telematics Unaudited Group consolidated interim financial results 5 for the period ended September 30, 2013

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning our financial guidance for the third quarter of fiscal year 2014 and the full year of fiscal year 2014, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, the Company’s ability to attract, sell to and retain customers; the Company’s anticipated growth strategies, including its ability to increase sales to existing customers, the introduction of new solutions and international expansion; the Company’s ability to adapt to rapid technological change in its industry; competition from industry consolidation; loss of key personnel or the Company’s failure to attract, train and retain other highly qualified personnel; the Company’s ability to integrate any businesses it acquires; the Company’s dependence on its network of dealers and distributors to sell its solutions; the Company’s dependence on key suppliers and vendors to manufacture its hardware; businesses may not continue to adopt fleet management solutions; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s profitability and certain cost or expense items as a percentage of its revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; the Company’s ability to protect its intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, the Company’s websites or computer systems; the Company’s dependence on third-party technology; fluctuations in the value of the South African rand; economic, social, political, labour and other conditions and developments in South Africa and globally; the Company’s ability to issue securities and access the capital markets in the future; and other risks set forth under the caption “Risk Factors” in the Company’s final prospectus related to its initial public offering filed pursuant to Rule 424b under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) on August 12, 2013, as updated by the Company’s filings that it makes with the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding the Company’s financial results, it has disclosed within this press release Adjusted EBITDA, which is a non-IFRS financial measure. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets and subsidiaries, certain non-recurring initial public offering costs and unrealized foreign exchange gains/(losses). The Company presents in the financial tables that accompany this release a reconciliation of Adjusted EBITDA to profit for the period and Adjusted EBITDA margin to profit for the period margin, the most directly comparable financial measures presented in accordance with IFRS.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

MiX Telematics Unaudited Group consolidated interim financial results 6 for the period ended September 30, 2013

The Company’s use of Adjusted EBITDA (and measures such as Adjusted EBITDA margin that are derived from it) has limitations as an analytical tool, and investors should not consider this performance measure in isolation from, or as a substitute for, analysis of the Company’s results as reported under IFRS. Some of these limitations are:

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;

Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company’s debt or any losses on the extinguishment of its debt;

Adjusted EBITDA does not include unrealized foreign currency transaction gains and losses;

Adjusted EBITDA does not include certain non-recurring initial public offering costs; and

other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, investors should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period, profit for the period margin and the Company’s other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

A reconciliation of headline earnings to profit for the period has been included in the financial results section of this announcement.

Accounting policies

The Group consolidated interim and quarter results included in this announcement have been prepared in accordance with IFRS accounting policies. The basis of preparation and accounting policies have been set out in note 1 of the unaudited Group consolidated interim financial results for the period ended September 30, 2013.

Investor Contact:

Sheila Ennis

ICR for MiX Telematics ir@mixtelematics.com (855) 564-9835

Media Contact:

Phil Denning

ICR for MiX Telematics phil.denning@icrinc.com 203-682-8246

MiX Telematics Unaudited Group consolidated interim financial results 7 for the period ended September 30, 2013

Condensed consolidated income statement

South African rand Figures are in thousands unless otherwise stated	**Six months ended September 30, 2013 Unaudited**	Six months ended September 30, 2012 Unaudited	**Three months ended September 30, 2013 Unaudited**	Three months ended September 30, 2012 Unaudited
Revenue	**613,408**	564,341	**314,961**	283,963
Cost of sales	**(211,036)**	(210,945)	**(110,756)**	(98,507)
Gross profit	**402,372**	353,396	**204,205**	185,456
Other income/(expenses) – net (note 8)	**9,899**	4,598	**11,041**	1,799
Operating expenses	**(331,998)**	(281,649)	**(171,083)**	(145,694)
– Sales and marketing	**(68,203)**	(68,346)	**(34,051)**	(34,866)
– Administration and other charges	**(263,795)**	(213,303)	**(137,032)**	(110,828)
Operating profit	**80,273**	76,345	**44,163**	41,561
Finance income	**2,100**	1,090	**953**	324
Finance cost	**(1,266)**	(1,993)	**(682)**	(1,186)
Profit before taxation	**81,107**	75,442	**44,434**	40,699
Taxation	**(24,519)**	(21,972)	**(14,181)**	(11,853)
Profit for the period	**56,588**	53,470	**30,253**	28,846
Attributable to:				
Shareholders of the parent	**56,588**	53,470	**30,253**	28,846
Non-controlling interests	*	–	*	–
	56,588	53,470	**30,253**	28,846
Attributable earnings per share				
– basic (R)	**0.08**	0.08	**0.04**	0.04
– diluted (R)	**0.08**	0.08	**0.04**	0.04
Earnings per American Depositary Receipt				
– basic (R)	**2.05**	2.03	**1.05**	1.10
– diluted (R)	**1.95**	1.99	**1.00**	1.08
Ordinary shares ('000)				
– in issue at September 30	**772,950**	658,825	**772,950**	658,675
– weighted average	**688,787**	657,289	**717,059**	657,338
– diluted weighted average	**727,259**	671,954	**755,739**	670,444
Weighted average American Depositary Receipt ('000)				
– in issue at September 30	**30,918**	26,353	**30,918**	26,347
– weighted average	**27,551**	26,292	**28,682**	26,294
– diluted weighted average	**29,090**	26,878	**30,230**	26,818

* *Amounts less than R1,000/$1,000*

8 MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

Condensed consolidated income statement (continued)

United States dollar Figures are in thousands unless otherwise stated	**Six months ended September 30, 2013 Unaudited**	Six months ended September 30, 2012 Unaudited	**Three months ended September 30, 2013 Unaudited**	Three months ended September 30, 2012 Unaudited
Revenue	**60,726**	55,869	**31,181**	28,112
Cost of sales	**(20,892)**	(20,883)	**(10,965)**	(9,752)
Gross profit	**39,834**	34,986	**20,216**	18,360
Other income/(expenses) – net	**980**	455	**1,093**	178
Operating expenses	**(32,867)**	(27,883)	**(16,937)**	(14,423)
– Sales and marketing	**(6,752)**	(6,766)	**(3,371)**	(3,451)
– Administration and other charges	**(26,115)**	(21,117)	**(13,566)**	(10,972)
Operating profit	**7,947**	7,558	**4,372**	4,115
Finance income	**208**	108	**94**	32
Finance cost	**(125)**	(197)	**(68)**	(117)
Profit before taxation	**8,030**	7,469	**4,398**	4,030
Taxation	**(2,427)**	(2,175)	**(1,404)**	(1,173)
Profit for the period	**5,603**	5,294	**2,994**	2,857
Attributable to:				
Shareholders of the parent	**5,603**	5,294	**2,994**	2,857
Non-controlling interests	*****	–	*****	–
	5,603	5,294	**2,994**	2,857
Attributable earnings per share				
– basic ($)	**0.01**	0.01	**#**	#
– diluted ($)	**0.01**	0.01	**#**	#
Earnings per American Depositary Receipt				
– basic ($)	**0.20**	0.20	**0.10**	0.11
– diluted ($)	**0.19**	0.20	**0.10**	0.11
Ordinary shares ('000)				
– in issue	**772,950**	658,825	**772,950**	658,675
– weighted average	**688,787**	657,289	**717,059**	657,338
– diluted weighted average	**727,259**	671,954	**755,739**	670,444
Weighted average American Depositary Receipt ('000)				
– in issue	**30,918**	26,353	**30,918**	26,347
– weighted average	**27,551**	26,292	**28,682**	26,294
– diluted weighted average	**29,090**	26,878	**30,230**	26,818

* *Amounts less than R1,000/$1,000*
# *Amounts less than $0.01*

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013 9

Condensed consolidated statement of comprehensive income

Figures are in thousands unless otherwise stated	South African rand		United States dollar	
	Six months ended September 30, 2013 Unaudited	Six months ended September 30, 2012 Unaudited	**Six months ended September 30, 2013 Unaudited**	Six months ended September 30, 2012 Unaudited
Profit for the period	**56,588**	53,470	**5,603**	5,294
Other comprehensive income:				
Items that may be reclassified to profit or loss				
Exchange differences on translating foreign operations	**27,586**	16,504	**2,731**	1,634
Exchange differences on net investments in foreign operations	**2,737**	1,429	**271**	141
Other comprehensive income for the period, net of tax	**30,323**	17,933	**3,002**	1,775
Total comprehensive income for the period	**86,911**	71,403	**8,605**	7,069
Attributable to:				
Shareholders of the parent	**86,911**	71,403	**8,605**	7,069
Non-controlling interests	*	–	*	–
	86,911	71,403	**8,605**	7,069

* *Less than R1,000/$1,000*

Reconciliation of headline earnings

Figures are in thousands unless otherwise stated	South African rand		United States dollar	
	Six months ended September 30, 2013 Unaudited	Six months ended September 30, 2012 Unaudited	**Six months ended September 30, 2013 Unaudited**	Six months ended September 30, 2012 Unaudited
Profit for the period attributable to shareholders of the parent	**56,588**	53,470	**5,603**	5,294
Adjusted for:				
Loss/(profit) on disposal of property, plant and equipment and intangible assets	**54**	(18)	**5**	(2)
Impairment of product development costs capitalized (note 4)	**–**	4,066	**–**	403
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 4)	**–**	(1,619)	**–**	(160)
Tax effect on the above components	**(14)**	(1,135)	**(1)**	(112)
Headline earnings attributable to shareholders of the parent	**56,628**	54,764	**5,607**	5,423
Headline earnings per share (cents)				
– basic	**8.2**	8.3	**0.8**	0.8
– diluted	**7.8**	8.1	**0.8**	0.8

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

10 MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

Condensed consolidated statement of financial position

Figures are in thousands unless otherwise stated	South African rand September 30, 2013 Unaudited	South African rand March 31, 2013 Audited	United States dollar September 30, 2013 Unaudited	United States dollar March 31, 2013 Unaudited
ASSETS				
Non-current assets				
Property, plant and equipment	**117,550**	96,547	**11,637**	9,558
Intangible assets	**662,322**	645,736	**65,569**	63,927
Finance lease receivable	**6,975**	6,359	**691**	630
Deferred tax assets	**18,552**	13,868	**1,837**	1,373
Total non-current assets	**805,399**	762,510	**79,734**	75,488
Current assets				
Inventory	**51,973**	38,927	**5,146**	3,855
Trade and other receivables	**215,123**	186,987	**21,298**	18,512
Finance lease receivable	**5,350**	3,604	**530**	357
Taxation	**3,022**	4,823	**299**	477
Restricted cash	**9,634**	8,235	**954**	815
Cash and cash equivalents	**767,770**	147,702	**76,008**	14,622
Total current assets	**1,052,872**	390,278	**104,235**	38,638
Total assets	**1,858,271**	1,152,788	**183,969**	114,126
EQUITY				
Capital and reserves				
Stated capital	**1,416,673**	790,491	**140,249**	78,257
Other reserves	**(78,461)**	(111,362)	**(7,767)**	(11,024)
Retained earnings	**205,724**	188,750	**20,368**	18,687
Equity attributable to shareholders of the parent	**1,543,936**	867,879	**152,850**	85,920
Non-controlling interest	**(5)**	(5)	*****	*
Total equity	**1,543,931**	867,874	**152,850**	85,920
LIABILITIES				
Non-current liabilities				
Deferred tax liabilities	**11,965**	8,605	**1,185**	852
Provisions	**2,427**	283	**240**	28
Total non-current liabilities	**14,392**	8,888	**1,425**	880
Current liabilities				
Trade and other payables	**211,829**	184,397	**20,970**	18,255
Borrowings	**-**	3,472	**-**	344
Taxation	**4,462**	10,691	**442**	1,058
Provisions	**19,173**	21,461	**1,898**	2,125
Bank overdraft	**64,484**	56,005	**6,384**	5,544
Total current liabilities	**299,948**	276,026	**29,694**	27,326
Total liabilities	**314,340**	284,914	**31,119**	28,206
Total equity and liabilities	**1,858,271**	1,152,788	**183,969**	114,126
Net cash (note 6)	**703,286**	88,225	**69,624**	8,734
Net asset value per share (cents)	**199.7**	131.5	**19.8**	13.0
Net tangible asset value per share (cents)	**114.1**	33.7	**11.3**	3.3
Capital expenditure				
– incurred	**63,855**	94,147	**6,322**	9,320
– authorized but not spent	**24,732**	44,497	**2,448**	4,405

* *Amounts less than R1,000/$1,000*

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013 11

Condensed consolidated statement of cash flows

Figures are in thousands unless otherwise stated	South African rand		United States dollar	
	Six months ended September 30, 2013 Unaudited	Six months ended September 30, 2012 (Restated) Unaudited	**Six months ended September 30, 2013 Unaudited**	Six months ended September 30, 2012 (Restated) Unaudited
Operating activities				
Cash generated from operations	**100,565**	87,774	**9,956**	8,690
Net financing income/(costs)	**413**	(1,148)	**41**	(114)
Taxation paid	**(30,028)**	(34,598)	**(2,973)**	(3,425)
Net cash generated from operating activities	**70,950**	52,028	**7,024**	5,151
Investing activities				
Capital expenditure, net of government grant received	**(63,855)**	(45,030)	**(6,322)**	(4,458)
Acquisition of business, net of cash acquired	**–**	23	**–**	2
Proceeds on sale of property, plant and equipment	**48**	18	**5**	2
Increase in restricted cash	**(1,399)**	(3,524)	**(138)**	(349)
Net cash used in investing activities	**(65,206)**	(48,513)	**(6,455)**	(4,803)
Financing activities				
Proceeds from share capital issued	**652,632**	1,808	**64,609**	179
Share issue expenses paid	**(15,444)**	–	**(1,529)**	–
Repayment of borrowings	**(3,542)**	(20,185)	**(351)**	(1,998)
Dividends paid	**(39,570)**	(52,520)	**(3,917)**	(5,199)
Net cash generated from/(used) in financing activities	**594,076**	(70,897)	**58,812**	(7,018)
Net increase/(decrease) in cash and cash equivalents	**599,820**	(67,382)	**59,381**	(6,670)
Net cash and cash equivalents at beginning of the period	**91,697**	68,530	**9,078**	6,784
Exchange gains on cash and cash equivalents	**11,769**	2,792	**1,165**	276
Net cash and cash equivalents at end of the period	**703,286**	3,940	**69,624**	390

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

12 MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

Condensed consolidated statement of changes in equity

South African rand Figures are in thousands unless otherwise stated	Attributable to shareholders of the parent							
	Stated capital	Share capital	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
Balance at April 1, 2012 (audited)	–	13	787,589	(154,745)	139,233	772,090	–	772,090
Total comprehensive income	–	–	–	17,933	53,470	71,403	–	71,403
Profit for the period	–	–	–	–	53,470	53,470	–	53,470
Other comprehensive income	–	–	–	17,933	–	17,933	–	17,933
Transactions with shareholders								
Shares issued in relation to share options exercised	–	*	1,808	–	–	1,808	–	1,808
Dividends declared of 8 cents per share (note 7)	–	–	–	–	(52,576)	(52,576)	–	(52,576)
Share-based payments	–	–	–	949	–	949	–	949
Total transactions with shareholders	–	*	1,808	949	(52,576)	(49,819)	–	(49,819)
Balance at September 30, 2012 (unaudited)	–	13	789,397	(135,863)	140,127	793,674	–	793,674
Total comprehensive income	–	–	–	22,299	75,001	97,300	(5)	97,295
Profit for the period	–	–	–	–	75,001	75,001	(5)	74,996
Other comprehensive income	–	–	–	22,299	–	22,299	–	22,299
Transactions with shareholders								
Shares issued in relation to share options exercised	464	*	617	–	–	1,081	–	1,081
Dividends declared of 4 cents per share	–	–	–	–	(26,378)	(26,378)	–	(26,378)
Share-based payments	–	–	–	2,202	–	2,202	–	2,202
Total transactions with shareholders	464	*	617	2,202	(26,378)	(23,095)	–	(23,095)
Transfer from share capital and share premium to stated capital	790,027	(13)	(790,014)	–	–	–	–	–
Balance at March 31, 2013 (audited)	**790,491**	**–**	**–**	**(111,362)**	**188,750**	**867,879**	**(5)**	**867,874**
Total comprehensive income	**–**	**–**	**–**	**30,323**	**56,588**	**86,911**	*****	**86,911**
Profit for the period	**–**	**–**	**–**	**–**	**56,588**	**56,588**	*****	**56,588**
Other comprehensive income	**–**	**–**	**–**	**30,323**	**–**	**30,323**	**–**	**30,323**
Transactions with shareholders								
Dividend declared of 6 cents per share (note 7)	**–**	**–**	**–**	**–**	**(39,614)**	**(39,614)**	**–**	**(39,614)**
Shares issued in relation to share options exercised	**3,430**	**–**	**–**	**–**	**–**	**3,430**	**–**	**3,430**
Share-based payments	**–**	**–**	**–**	**2,578**	**–**	**2,578**	**–**	**2,578**
Proceeds from shares issued, net of share issue costs (note 13)	**622,752**	**–**	**–**	**–**	**–**	**622,752**	**–**	**622,752**
Total transactions with shareholders	**626,182**	**–**	**–**	**2,578**	**(39,614)**	**589,146**	**–**	**589,146**
Balance at September 30, 2013 (unaudited)	**1,416,673**	**–**	**–**	**(78,461)**	**205,724**	**1,543,936**	**(5)**	**1,543,931**

MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013 13

Condensed consolidated statement of changes in equity (continued)

United States dollar Figures are in thousands unless otherwise stated	Stated capital	Share capital	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Attributable to shareholders of the parent							
Balance at April 1, 2012 (audited)	–	1	77,970	(15,319)	13,784	76,436	–	76,436
Total comprehensive income	–	–	–	1,775	5,294	7,069	–	7,069
Profit for the period	–	–	–	–	5,294	5,294	–	5,294
Other comprehensive income	–	–	–	1,775	–	1,775	–	1,775
Transactions with shareholders								
Shares issued in relation to share options exercised	–	*	179	–	–	179	–	179
Dividends declared of 0.8 cents per share (note 7)	–	–	–	–	(5,205)	(5,205)	–	(5,205)
Share-based payments	–	–	–	94	–	94	–	94
Total transactions with shareholders	–	*	179	94	(5,205)	(4,932)	–	(4,932)
Balance at September 30, 2012 (unaudited)	–	1	78,149	(13,450)	13,873	78,573	–	78,573
Total comprehensive income	–	–	–	2,208	7,425	9,633	*	9,633
Profit for the period	–	–	–	–	7,425	7,425	*	7,425
Other comprehensive income	–	–	–	2,208	–	2,208	–	2,208
Transactions with shareholders								
Shares issued in relation to share options exercised	46	*	61	–	–	107	–	107
Dividends declared of 0.4 cents per share	–	–	–	–	(2,611)	(2,611)	–	(2,611)
Share-based payments	–	–	–	218	–	218	–	218
Total transactions with shareholders	46	*	61	218	(2,611)	(2,286)	–	(2,286)
Transfer from share capital and share premium to stated capital	78,211	(1)	(78,210)	–	–	–	–	–
Balance at March 31, 2013 (unaudited)	**78,257**	**–**	**–**	**(11,024)**	**18,687**	**85,920**	*****	**85,920**
Total comprehensive income	**–**	**–**	**–**	**3,002**	**5,603**	**8,605**	*****	**8,605**
Profit for the period	**–**	**–**	**–**	**–**	**5,603**	**5,603**	*****	**5,603**
Other comprehensive income	**–**	**–**	**–**	**3,002**	**–**	**3,002**	**–**	**3,002**
Transactions with shareholders								
Dividend declared of 0.6 cents per share (note 7)	**–**	**–**	**–**	**–**	**(3,922)**	**(3,922)**	**–**	**(3,922)**
Shares issued in relation to share options exercised	**340**	**–**	**–**	**–**	**–**	**340**	**–**	**340**
Share-based payments	**–**	**–**	**–**	**255**	**–**	**255**	**–**	**255**
Proceeds from shares issued, net of share issue costs (note 13)	**61,652**	**–**	**–**	**–**	**–**	**61,652**	**–**	**61,652**
Total transactions with shareholders	**61,992**	**–**	**–**	**255**	**(3,922)**	**58,325**	**–**	**58,325**
Balance at September 30, 2013 (unaudited)	**140,249**	**–**	**–**	**(7,767)**	**20,368**	**152,850**	*****	**152,850**

* *Amounts less than R1,000/$1,000*

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

14 MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

Condensed segmental analysis

South African rand Figures are in thousands unless otherwise stated		Total revenue	Inter-segment revenue	Adjusted EBITDA	Assets
Six months ended September 30, 2013 (unaudited)					
Africa	Consumer solutions	**173,173**	**(7,298)**	**49,134**	**272,233**
	Fleet solutions	**159,580**	**(3,075)**	**47,776**	**120,059**
Europe	Fleet solutions	**68,777**	**(311)**	**995**	**66,817**
North America	Fleet solutions	**62,627**	**–**	**(2,120)**	**57,498**
Middle East and Australasia	Fleet solutions	**154,693**	**(875)**	**17,569**	**145,470**
Brazil	Fleet solutions	**3,926**	**–**	**(5,394)**	**4,970**
International	Fleet solutions and development	**173,088**	**(170,897)**	**47,043**	**255,244**
Total		**795,864**	**(182,456)**	**155,003**	**922,291**
Corporate and consolidation entries		**–**	**–**	**(22,893)**	**1,092,784**
Inter-segment elimination		**(182,456)**	**182,456**	**–**	**(156,804)**
Total		**613,408**	**–**	**132,110**	**1,858,271**
Six months ended September 30, 2012 (unaudited)					
Africa	Consumer solutions	173,866	(5,442)	39,842	270,768
	Fleet solutions	136,859	(2,724)	42,359	97,182
Europe	Fleet solutions	55,198	–	(6,888)	61,067
North America	Fleet solutions	91,312	–	5,548	59,926
Middle East and Australasia	Fleet solutions	108,561	–	18,786	95,667
International	Fleet solutions and development	161,641	(154,930)	46,038	253,660
Total		727,437	(163,096)	145,685	838,270
Corporate and consolidation entries		–	–	(15,804)	415,355
Inter-segment elimination		(163,096)	163,096	–	(153,770)
Total		564,341	–	129,881	1,099,855

MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013 15

Condensed segmental analysis (continued)

United States dollar Figures are in thousands unless otherwise stated		Total revenue	Inter-segment revenue	Adjusted EBITDA	Assets
Six months ended September 30, 2013 (unaudited)					
Africa	Consumer solutions	**17,144**	**(722)**	**4,864**	**26,952**
	Fleet solutions	**15,798**	**(304)**	**4,730**	**11,887**
Europe	Fleet solutions	**6,809**	**(31)**	**99**	**6,615**
North America	Fleet solutions	**6,200**	**–**	**(210)**	**5,692**
Middle East and Australasia	Fleet solutions	**15,314**	**(87)**	**1,739**	**14,401**
Brazil	Fleet solutions	**389**	**–**	**(534)**	**492**
International	Fleet solutions and development	**17,135**	**(16,919)**	**4,657**	**25,269**
Total		**78,789**	**(18,063)**	**15,345**	**91,308**
Corporate and consolidation entries		**–**	**–**	**(2,266)**	**108,183**
Inter-segment elimination		**(18,063)**	**18,063**	**–**	**(15,522)**
Total		**60,726**	**–**	**13,079**	**183,969**
Six months ended September 30, 2012 (unaudited)					
Africa	Consumer solutions	17,212	(538)	3,944	26,806
	Fleet solutions	13,549	(269)	4,193	9,621
Europe	Fleet solutions	5,464	–	(682)	6,046
North America	Fleet solutions	9,040	–	549	5,933
Middle East and Australasia	Fleet solutions	10,747	–	1,860	9,471
International	Fleet solutions and development	16,002	(15,338)	4,558	25,112
Total		72,014	(16,145)	14,422	82,989
Corporate and consolidation entries		–	–	(1,564)	41,119
Inter-segment elimination		(16,145)	16,145	–	(15,223)
Total		55,869	–	12,858	108,885

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

16 MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

Notes to the condensed consolidated financial results

1. Basis of preparation and accounting policies

Condensed unaudited Group interim financial results for the half year ended September 30, 2013

These condensed unaudited Group interim financial results for the half year ended September 30, 2013 have been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) and are in compliance with IAS 34: Interim Financial Reporting, SAICA financial Reporting Guidelines as issued by the Accounting Practices Committee, Section 8.57 of the Listings Requirements of the JSE Limited and the requirements of the Companies Act of South Africa, 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2013, which have been prepared in accordance with IFRS. The Group has adopted the required new or revised accounting standards in the current period, as further set out in note 2 below, none of which had a material impact on the Group’s results.

The preparation of interim financial results requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2013, with the exception of changes in estimates that are required in determining the provision for income taxes.

Financial results for the second quarter of fiscal year 2014

In addition to the Group’s interim financial results for the half year ended September 30, 2013, additional financial information in respect of the second quarter of fiscal year 2014 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of Adjusted EBITDA to profit for the period (note 4) and other financial and operating data (note 9).

The accounting policies used in preparing the financial results for the second quarter of fiscal year 2014 are consistent in all material respects with those applied in the preparation of the condensed unaudited Group interim financial results for the half year ended September 30, 2013.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2013, which have been prepared in accordance with IFRS.

Presentation currency and convenience translation

The Group’s presentation currency is South African rands. In addition to presenting these interim financial results in South African rands, supplementary information in U.S. dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. dollar amounts from South African rand at the exchange rate of R10.1012 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2013.

2. Accounting policies

The accounting policies applied are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended March 31, 2013, except where the Group has adopted new or revised accounting standards, as described below.

IFRS 10, Consolidated financial statements – Under IFRS 10, subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. The Group has applied IFRS 10 retrospectively in accordance with the transition provisions of IFRS 10. This has not had any impact on the Group.

MiX Telematics Unaudited Group consolidated interim financial results 17 for the period ended September 30, 2013

Notes to the condensed consolidated financial results (continued)

2. Accounting policies (continued)

IFRS 13, *Fair value measurement* – IFRS 13 measurement and disclosure requirements are applicable for the March 31, 2014 financial year-end. The Group has included the disclosures required by IAS 34. Refer to note 12.

3. Operating segments

The Group's businesses are managed primarily on a geographic and also on a product basis. During the period under review, a new profit measure was implemented, namely Adjusted EBITDA which is a non-IFRS measure. Adjusted EBITDA, which has replaced the EBITDA profit measure previously presented, is defined as follows: profit for the period before income taxes, net finance income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering costs and unrealized foreign exchange gains/(losses). A reconciliation of Adjusted EBITDA to profit for the period, the most directly comparable financial measures presented in accordance with IFRS, is disclosed in note 4.

4. Reconciliation of Adjusted EBITDA to profit for the period

South African rand Figures are in thousands unless otherwise stated	**Six months ended September 30, 2013 Unaudited**	Six months ended September 30, 2012 Unaudited	**Three months ended September 30, 2013 Unaudited**	Three months ended September 30, 2012 Unaudited
Adjusted EBITDA	**132,110**	129,881	**66,876**	69,311
Add:				
Net unrealized foreign exchange gains	**8,185**	–	**8,316**	–
Net profit on sale of property, plant and equipment and intangible assets	**–**	18	**–**	18
Less:				
Depreciation[1]	**21,671**	19,213	**11,438**	9,860
Amortization[2]	**24,458**	30,065	**9,868**	13,969
Impairment[3]	**–**	4,066	**–**	4,066
Share-based compensation costs	**2,577**	950	**1,269**	416
Net loss on sale of property, plant and equipment and intangible assets	**54**	–	**63**	–
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	**–**	(1,619)	**–**	(1,619)
Increase/(decrease) in provision for restructuring costs	**2,762**	–	**(109)**	–
Transaction costs arising from the acquisition of a business	**–**	17	**–**	10
Non-recurring initial public offering costs	**8,500**	–	**8,500**	–
Net unrealized foreign exchange losses	**–**	862	**–**	1,066
Operating profit	**80 273**	76 345	**44 163**	41 561
Add: Finance income	**2,100**	1,090	**953**	324
Less: Finance costs	**1,266**	1,993	**682**	1,186
Taxation	**24,519**	21,972	**14,181**	11,853
Profit for the period	**56,588**	53,470	**30,253**	28,846

18 MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

8. Other income/(expenses) – net

Other income/(expenses) – net increased significantly over the period predominantly due to foreign currency exposure relating to the proceeds received from the NYSE listing (note 13) which resulted in unrealized foreign exchange gains of R10.5 million

($1.0 million) being recorded in the current period. As a result of the U.S. listing proceeds being retained in U.S. dollar, in future reporting periods, a 5% strengthening/ (weakening) in the South African rand against the U.S. dollar would result in an increase/ (decrease) in profit before taxation of R33.0 million ($3.3 million).

9. Other operating and financial data

Six months Six months Three months Three months

ended ended ended ended

September 30, September 30, September 30, September 30,

South African rand 2013 2012 2013 2012

Figures are in thousands unless otherwise stated Unaudited Unaudited Unaudited Unaudited

Subscription revenue 401,272 324,395 207,064 164,995

Adjusted EBITDA (note 4) 132,110 129,881 66,876 69,311

Cash and cash equivalents 767,770 93,176 767,770 93,176

Net cash 703,286 1,055 703,286 1,055

Capital expenditure (63,855) (45,030) (32,793) (25,076)

Vehicles under subscription 404,034 314,923 404,034 314,923

Exchange rates

The following major rates of exchange were used:

SA rand : United States dollar

– closing 10.10 8.31 10.10 8.31

– average 9.73 8.19 9.99 8.26

SA rand : British pound

– closing 16.28 13.44 16.28 13.44

– average 15.02 12.94 15.49 13.05

Six months Six months Three months Three months

ended ended ended ended

September 30, September 30, September 30, September 30,

United States dollar 2013 2012 2013 2012

Figures are in thousands unless otherwise stated Unaudited Unaudited Unaudited Unaudited

Subscription revenue 39,725 32,115 20,499 16,334

Adjusted EBITDA 13,079 12,858 6,621 6,862

Cash and cash equivalents 76,008 9,224 76,008 9,224

Net cash 69,624 104 69,624 104

Capital expenditure (6,322) (4,458) (3,246) (2,482)

Vehicles under subscription 404,034 314,923 404,034 314,923

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.1012 per $1.00, which was the R/$

exchange rate reported by the South African Reserve Bank as of September 30, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX Telematics Unaudited Group consolidated interim financial results for the period ended September 30, 2013

10.	Contingent liabilities

Network Services Agreement

In terms of a network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R62.2 million ($6.2 million). No loss is considered probable under this arrangement.

11.	Restatement

In-vehicle devices

The Group has certain tracking devices which are installed in customer vehicles (“in-vehicle devices”). In prior periods the Group classified in-vehicle devices installed as inventory held in client vehicles, which was included as a separate financial statement line item under current assets in the statement of financial position. In addition, devices which were designated for installation in client vehicles were accounted for as inventory.

At March 31, 2013, the Group changed the classification of in-vehicle devices to property, plant and equipment, since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. Management have adjusted their accounting policy accordingly.

The reclassification has been adopted retrospectively and the comparative amounts for the six months ended September 30, 2012 have been restated accordingly.

The Group’s income statement continues to include a systematic allocation of the cost of installed in-vehicle devices in cost of sales in the form of depreciation (previously rental units consumed), and the change in classification therefore has had no impact on the Group’s income statement or statement of comprehensive income or any of the earnings per share measures for the half year ended September 30, 2012.

The Group classifies cash payments to acquire property, plant and equipment as investing activities, and the change in classification of in-vehicle devices from inventory to property, plant and equipment therefore resulted in a change in classification of cash flows associated with the acquisition of such items. This is because the Group now considers the expenditure associated with the acquisition of in-vehicle devices to have been made for resources intended to generate future income and cash flows. The effects on the consolidated statement of cash flows for the half year ended September 30, 2012 is an increase in cash generated from operations of R18.3 million ($1.8 million), and an increase in net cash used in investing activities of R18.3 million ($1.8 million).

Restricted cash

At March 31, 2013, the Group reclassified cash flow movements in restricted cash from operating activities to investing activities. The effect on the consolidated statement of cash flows for the half year ended September 30, 2012 is an increase in cash generated from operations of R3.5 million and an increase in net cash used in investing activities of R3.5 million.

12.	Fair value of financial assets and liabilities measured at amortised cost

The fair value of the Group’s financial assets and liabilities approximate their carrying amounts at September 30, 2013.

13.	New York Stock Exchange listing and proceeds from shares issued

On August 9, 2013, following a successful U.S. initial public offering of American Depositary Receipt or “ADRs”, each of which represents 25 ordinary shares of no par value, The Group’s ADRs were listed on the NYSE and are traded under the symbol MIXT.

As part of the U.S. initial public offering of ADRs, the Group settled 4,400,000 ADRs on August 14, 2013 and raised R649.9 million ($65.5 million) for the Company (before expenses). Selling shareholders sold an additional 2,840,512 ADRs, resulting in a total capital raise by the Group and selling shareholders, prior to underwriting discount, of R1,150.0 million ($115.8 million).

MiX Telematics Unaudited Group consolidated interim financial results 22 for the period ended September 30, 2013

Reconciliation of initial public offering price and proceeds received, net of expenses:

South African United States

Figures are in thousands unless otherwise stated rands dollars

Initial public offering price 1,150,013 115,848

Underwriting discount(80,501)(8,109)

Proceeds received by selling shareholders (before expenses)(419,578)(42,267)

Proceeds received by Company (before expenses) 649,934 65,472

Share issue expenses(27,182)(2,738)

Proceeds from shares issued, net of share issue costs 622,752 62,734

The Group has translated the above U.S. dollar amounts from South African rand at the exchange rate of R9.9269 per $1.00, which was the R/$ exchange rate on August 14, 2013, the date that the shares were settled on the JSE Limited.

14.	Restructuring

During the period, the Europe fleet solutions segment implemented a restructuring plan. The total cost of restructuring was approximately R2.8 million. The restructuring is expected to result in operating cost savings for the segment in future.

15.	Subsequent events

The directors are not aware of any matter material or otherwise arising since September 30, 2013 and up to the date of this report, not otherwise dealt with herein.

16.	Changes to the Board

On May 13, 2013, E Banda was appointed as an independent non-executive director and as a member of the Audit and Risk Committee. F Roji resigned as non-executive director of the Board of Directors and has been appointed as an alternate director to HR Brody with effect from May 13, 2013.

The following Board of Director members resigned, with effect from August 9, 2013:

• R Shough, an independent non-executive director;

• R Botha, executive director responsible for special projects;

• T Buzer, executive director responsible for development and engineering; and

• H Scott, executive director responsible for strategy and acquisition.

R Botha, T Buzer and H Scott continue to serve as full-time Group executive committee members.

For and on behalf of the Board:

SR Bruyns SB Joselowitz

Midrand

November 5, 2013

BASTION GRAPHICS

MiX Telematics Limited

Incorporated in the Republic of South Africa Registration number 1995/013858/06

JSE code: MIX NYSE code: MIXT ISIN: ZAE000125316 (“MiX Telematics” or “the Company” or “the Group”)

Registered office

Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors

SR Bruyns* (Chairman), SB Joselowitz (CEO), E Banda*, HR Brody*, CH Ewing*, RA Frew*, ML Pydigadu, F Roji (Alternate to HR Brody)*, CWR Tasker; AR Welton*

*	Non-executive

Company secretary

Java Capital Trustees and Sponsors Proprietary Limited

Auditors

PricewaterhouseCoopers Inc.

Sponsor

Java Capital

For more information on our interim results, please visit our website at:
www.mixtelematics.com

MiX Telematics Limited
Incorporated in the Republic of South Africa
Registration number 1995/013858/06
JSE code: MIX NYSE code: MIXT ISIN: ZAE000125316
("MiX Telematics" or "the Company" or "the Group")

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
SR Bruyns* (Chairman), SB Joselowitz (CEO), E Banda*, HR Brody*, CH Ewing*, RA Frew*,
ML Pydigadu, F Roji (Alternate to HR Brody)*, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

MiX | TELEMATICS
MOBILE INFORMATION EXCHANGE